Filed by OfficeMax Incorporated

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: OfficeMax Incorporated

Commission File No.: 1-5057

Date: June 20, 2013

June 20, 2013

TO:	All OfficeMax Associates

FROM:	Ravi Saligram

SUBJECT:	Update on Key Merger Milestones

Dear Team,

I’m happy to share with you that our proposed merger with Office Depot continues to progress according to plan. In the last few weeks, we have completed several significant milestones. First, our joint proxy statement/prospectus was declared effective, allowing us to set July 10 as the date for special shareholder meetings for both OfficeMax and Office Depot for purposes of shareholder votes on the merger.

Second, we announced that Korn/Ferry International has been chosen as the executive search firm that will assist our joint CEO selection committee with identifying a leader for the new company. Korn/Ferry is a premier global provider of leadership and talent management solutions with reach across all industries and regions of the world. The committee and Korn/Ferry will undertake a comprehensive search for a proven leader with the strategic insight, operational discipline and inspirational leadership required to transform the business and deliver the synergies that come from combining the companies. The search will consider both incumbent CEOs (Neil Austrian and me) and external candidates.

In addition, we completed the next step in our integration planning process by selecting and onboarding our Integration Team Leads. Consistent with the overall approach of the Integration Management Office that started its work last month, each Integration Team has a co-lead from OfficeMax and Office Depot. The Integration Team Leads are the individuals who will have accountability in their functional areas for preparing their respective Day 1 organizations and for implementing the integration plan after close. Their work will include:

•	Identifying, analyzing and resolving integration planning issues
•	Creating individual sub-teams to plan for integration at the operational level
•	Developing options and recommendations for the Steering Committee
•	Planning and managing the post-closing execution of integration plans
•	Developing a plan to transition integration implementation work to the business after transaction close

This is a very important milestone for us, indicating that the in-depth work of integration planning is beginning. In some cases, the Integration Team Leads will select additional associates to participate on these planning teams. However, the number of people asked to join these teams will remain relatively small, so that the majority of our associates can stay focused on delivering our 2013 business plan. This remains a top priority for all of us, and the contributions of every OfficeMax associate are vital to our success. To that end, OfficeMax Integration Team Leads will continue to have responsibility for their roles in running the business and ensuring we achieve our performance goals. Click here to read a brief overview presentation of the Integration Team structure, team members and responsibilities.

Finally, I want to ask for your understanding and support of the individuals working on the integration teams. Our goal from the beginning has been that we be highly collaborative in our planning. As such, significant time and travel will be required of these folks. Please also understand that this process is highly confidential and the Integration Team members in your area will not be able to share detailed information about integration planning with you.

I am very pleased with the collaborative spirit we are seeing from both OfficeMax and Office Depot. There is much work to do in the coming months, both in planning for the integration and in driving toward our 2013 business goals. I remain absolutely confident we have what it takes to balance our priorities and achieve our goals. Thanks for your continued support, creativity and resilience.

Onwards and Upwards,

NO OFFER OR SOLICITATION

This communication is not intended to and does not constitute an offer to sell or the solicitation of an offer to subscribe for or buy or an invitation to purchase or subscribe for any securities or the solicitation of any vote or approval in any jurisdiction in connection with the proposed merger of OfficeMax Incorporated (“OfficeMax”) with Office Depot, Inc. (“Office Depot”) or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

IMPORTANT INFORMATION HAS BEEN AND WILL BE FILED WITH THE SEC

Office Depot has filed with the SEC a registration statement on Form S-4 that includes a definitive Joint Proxy Statement of OfficeMax and Office Depot that also constitutes a definitive prospectus of Office Depot. The registration statement was declared effective by the SEC on June 7, 2013. OfficeMax and Office Depot mailed the definitive Joint Proxy Statement/Prospectus to their respective shareholders in connection with the transaction on or about June 10, 2013. INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT OFFICEMAX, OFFICE DEPOT, THE TRANSACTION AND RELATED MATTERS. Investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed with the SEC by OfficeMax and Office Depot through the website maintained by the SEC at www.sec.gov. In addition, investors and shareholders are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by OfficeMax with the SEC by contacting OfficeMax Investor Relations at 263 Shuman Blvd., Naperville, Illinois 60563 or by calling 630-864-6800, and are able to obtain free copies of the definitive Joint Proxy Statement/Prospectus and other documents filed by Office Depot with the SEC by contacting Office Depot Investor Relations at 6600 North Military Trail, Boca Raton, Florida 33496 or by calling 561-438-7878.

PARTICIPANTS IN THE SOLICITATION

OfficeMax and Office Depot and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the respective shareholders of OfficeMax and Office Depot in respect of the transaction described the definitive Joint Proxy Statement/Prospectus. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective shareholders of OfficeMax and Office Depot in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, is set forth in the definitive Joint Proxy Statement/Prospectus. Information regarding OfficeMax’s directors and executive officers is contained in OfficeMax’s Annual Report on Form 10-K for the year ended December 29, 2012 and its Proxy Statement on Schedule 14A, dated March 19, 2013, which are filed with the SEC. Information regarding Office Depot’s directors and executive officers is contained in Office Depot’s Annual Report on Form 10-K for the year ended December 29, 2012 and Amendment No. 1 on Form 10-K/A, which are filed with the SEC.

FORWARD-LOOKING STATEMENTS

Certain statements made in this document and other written or oral statements made by or on behalf of OfficeMax and Office Depot constitute “forward-looking statements” within the meaning of the federal securities laws, including statements regarding both companies’ future performance, as well as management’s expectations, beliefs, intentions, plans, estimates or projections relating to the future. OfficeMax and Office Depot cannot guarantee that the macroeconomy will perform within the assumptions underlying their respective projected outlook; that their respective initiatives will be successfully executed and produce the results underlying their respective expectations, due to the uncertainties inherent in new initiatives, including customer acceptance, unexpected expenses or challenges, or slower-than-expected results from initiatives; or that their respective actual results will be consistent with the forward-looking statements and you should not place undue reliance on them. In addition, forward-looking statements could be affected by the following additional factors, among others, related to the business combination: the occurrence of any event, change or other circumstances that could give rise to the termination of the merger agreement or the failure to satisfy closing conditions; the ability to obtain regulatory approvals or third-party approvals for the transaction and the timing and conditions for such approvals; the ability to obtain approval of the merger by the stockholders of OfficeMax and Office Depot; the risk that the synergies from the transaction may not be realized, may take longer to realize than expected, or may cost more to achieve than expected; disruption from the transaction making it more difficult to maintain relationships with customers, employees or suppliers; the ability to successfully integrate the businesses; unexpected costs or unexpected liabilities that may arise from the transaction, whether or not consummated; the inability to retain key personnel; future regulatory or legislative actions that could adversely affect OfficeMax and Office Depot; and business plans of the customers and suppliers of OfficeMax and Office Depot. The forward-looking statements made herein are based on current expectations and speak only as of the date they are made. OfficeMax and Office Depot undertake no obligation to publicly update or revise any forward-looking statement, whether as a result of future events, new information or otherwise. Important factors regarding OfficeMax and Office Depot that may cause results to differ from expectations are included in the companies’ respective Annual Reports on Form 10-K for the year ended December 29, 2012, under 1A “Risk Factors”, and in the companies’ other filings with the SEC.